Mail Stop 4561

June 5, 2007

<u>VIA U.S. MAIL AND FAX (773) 380-1601</u>

Richard G. Smith
Senior Vice President, Chief Financial Officer and Treasurer
Deerfield Triarc Capital Corp.
One O'Hare Center
9th Floor
6250 North River Road
Rosemont, Illinois 60018

> **Re:**   **Deerfield Triarc Capital Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 14, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 10, 2007**
> **File No. 1-32551**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 1A. Risk Factors

Tax Risks, page 33

1.   We note that you treat dividends received from your foreign TRSs as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. We note that you indicated there is a risk that you may lose your REIT status if the IRS successfully challenges this characterization. Please provide to us management's analysis of the likelihood that a reserve will be booked in future periods and how management has complied with the disclosure requirements of FIN 48 within your March 31, 2007 Form 10-Q.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

2.   We note you disclose adjusted leverage; this appears to be a non-GAAP measure. Please explain to us how the calculation of this measure, and your related disclosures comply with Item 10(e) of Regulation S-K and the related Frequently Asked Questions.

Liquidity and Capital Resources, page 60

3.   We note that you did not discuss liquidity and capital resources for the year ended December 31, 2005. Please explain how you have complied with Item 303 of Regulation S-K in determining that it was not necessary to provide a discussion of liquidity and capital resources for all periods presented in your financial statements.

Consolidated Statements of Operations, page 71

4.   We note that you omit the line item net interest income after provision for loan losses. Tell us how you have complied with Rule 9-04 of Regulation S-X or tell us why you believe it was not necessary to disclose this amount.

Note 9. Stockholders' Equity, page 86

5.   It does not appear that you have provided all the required disclosures for share based compensation in accordance with SFAS 123(R). Please explain to us how you have complied with the disclosure requirements of paragraphs 64, and A240-A241 of SFAS 123(R).

<u>Form 10-Q for the three months ended March 31, 2007</u>

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Trends, page 23</u>

6.   We note you have $179.2 million in subprime mortgages. Please tell us whether you have exposure to optional payment mortgage loans and if so, quantify the exposure and the amount of interest that has been capitalized related to these mortgage loans for each period presented.

                              *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Senior Staff Accountant at (202) 551-3438, Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief